Annual Report

Cover Page

Name of issuer:

Volektra Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **2/28/2020**

Physical address of issuer:

8639 Hall Road
Utica MI 48317

Website of issuer:

Www.Volektra.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

15

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,966,422.00	$900,777.00
Cash & Cash Equivalents:	$109,708.00	$136,561.00
Accounts Receivable:	$895,571.00	$227,624.00
Short-term Debt:	$1,487,189.00	$722,282.00
Long-term Debt:	$1,874,569.00	$0.00
Revenues/Sales:	$1,874,807.00	$1,128,704.00
Cost of Goods Sold:	$1,527,894.00	$876,745.00
Taxes Paid:	($2,367.00)	$514.00
Net Income:	($91,510.00)	($164,651.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Volektra Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Manish Seth	CEO	Volektra	2020
Siva Annadi	CPA	SP Associates	2023
Vikas Choudhary	Vice President - Marketing	PSemi	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Manish Seth	President	2020
Manish Seth	Secretary	2020
Manish Seth	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the

most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Manish Seth	10000000.0 Common stock	87.1

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the

offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Geopolitical tensions leading to supply chain disruptions and currency risk may lead to erosion of profits and loss of sales

Technology Maturity for Magnet Free motor may take more than planned to go to TRL6. This could delay the implementation of the same

Scaling the magnet free e bike kit in US depends on further fund raises and timely establishment fo assembly location.

Lack of engineering talent may led to slower than planned development and cost overruns.

Any regulatory environment change that leads to reduction of overall electric vehicle market may lead to not meeting the revenue targets

Increase in raw material prices, currency risks and labor risks can lead to not meeting the business plan targets

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business

and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	11,500,000	11,481,481	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2020	Other	Common stock	$496	General operations
1/2023	Section 4(a)(2)	SAFE	$50,000	General operations
4/2023	Regulation Crowdfunding	SAFE	$162,380	General operations
6/2023	Section 4(a)(2)	SAFE	$50,000	General operations

			operations
8/2023	Section 4(a)(2) SAFE	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Manish Seth
Amount Invested	$496.00
Transaction type	Priced round
Issue date	02/29/20
Relationship	Founder

Name	Manish Seth
Amount Invested	$20,000.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$0.00 as of 01/31/23
Interest rate	0.0% per annum
Relationship	Founder

To-date the company has been financed with approximately $20,000 from its founder, Manish Seth. This has already been paid back.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to,

any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Highlights:
Strong Revenue Growth: Total income soared by 55% year-

Strong Revenue Growth: Total income soared by [illegible] year-over-year
Improved Net Loss Position: Our net loss improved by $73,141, with net income after taxshowing a loss reduction from -14% to -5%.
Enhanced Asset Base: Our current assets more than doubled, largely due to a significant risein accounts receivable, suggesting robust sales activity and potential for future cash inflows.
Controlled Capital Expenditure: Fixed assets experienced a modest increase, reflecting ourstrategic and judicious approach to long-term investments.
Decrease in Gross Profit Margin: Although gross profit increased in absolute terms, the grossprofit percentage decreased from 23% to 19%, indicating a need to optimize cost structures.
Disciplined Expense Management: Despite our revenue growth, total expenses were kept incheck, increasing by a manageable 24%.

Dear Esteemed Investors,

As we review the past year, I am pleased to share Volektra Inc.'s financial achievements and resilience. Our Consolidated Balance Sheet and Profit & Loss statement for the year ending December 31, 2023, demonstrate a solid foundation and substantial growth despite the challenges faced by startups in 2023.

Highlights include securing two patents, filing for three more, and the successful launch of our e-bike kit, garnering positive reviews from prominent publications like Mashable and Digital Journal. Additionally, we've received interest and proof-of-concept requests from two global OEMs for our magnet-free motor technology, along with several letters of intent from niche vehicle manufacturers.

A recent agreement with a leading bike manufacturer to incorporate our e-bike technology into their next-generation models signifies a strategic shift towards B2B contracts, balancing the risks associated with B2C ventures.

Despite a challenging fundraising landscape, we've engaged with strategic and institutional investors, receiving strong interest. Further details will follow as we anticipate concluding the fundraising process by mid-March 2024. Our objective remains to secure the necessary funding to support sustainable growth while managing expenditure effectively.

Balance Sheet Highlights: Our balance sheet portrays a company on the ascent. Our Current Assets have more than doubled to $1,942,553.34, a testament to our dynamic sales force and the confidence our clients have vested in us. This impressive growth in assets, particularly in Accounts Receivable, is indicative of future cash inflows that will bolster our liquidity position.

The Equity of our company has been strengthened to $479,233, largely owing to the capital raised through the issuance of Common Shares. This capital enhancement is a strategic milestone, fortifying our foundation for future growth endeavors. We have seen our Total Current Liabilities increase, a reflection of our strategic investments and the financial scaffolding required for future expansion.

While our Retained Earnings reflect the impact of the year's net loss, it is critical to acknowledge the positive trend in our Net Income, which shows a marked improvement with a reduced net loss of $-91,540 down from the previous year's $-164,651.28. Profit & Loss Insights: Turning to our Profit & Loss statement, our total income for the year swelled by 55%.This growth trajectory underscores our commitment to revenue generation and market expansion. The Net Income Percentage has shown notable improvement, with a decrease in net loss from -14% to -5%. This demonstrates our focus on improving operational efficiency and managing our burn rate, even as we face a challenging external funding environment. Our Gross Profit has risen by 31.8%, yet we observed a modest decrease in Gross Profit Percentage, from 23% to 19%. This has prompted us to implement cost-control measures and optimize our spending, ensuring that we remain on a path to sustainable profitability. Forward-Looking Commitments: Our financial statements reflect not just numbers, but our team's unwavering resolve to drive efficiency, manage costs, and pursue growth. We are committed to converting our receivables into cash and effectively managing our liabilities. We are on a vigilant course to ensure the long-term financial health of Volektra Inc. In summary, the year 2023 has laid down a resilient financial framework for our company. With strategic foresight, we have embraced the challenges and converted them into opportunities for growth and stability. Our focus for the coming year will remain on accelerating our path to profitability, ensuring operational excellence, and enhancing shareholder value. I extend my sincere gratitude for your continued support and trust in our vision and strategy. Together, we are poised to navigate the complexities of the market and emerge stronger

Milestones

Volektra Inc. was incorporated in the State of Delaware in February 2020.

Since then, we have:

- Mission Oriented Company with $2.5 Million Total Revenue in 3 years & saving 30 Metric Tons Co2/Year

- Patent pending technology for breakthrough magnet less motor and wireless cadence sensor

- Mission 2050- Save 4 Giga tons of CO2 and 2 Giga tons of Toxic waste (due to rare earth elements)

- Top notch team of Ex Tesla/VW/FORD/ABB/SAMSUNG engineers

- Rare mix of Hardware/Software and Mechanical Engineers with MBAs from Kelloggs (US) & WHU (Germany)

- Proven Execution Record - Bootstrapped the company to

million dollar yearly revenue

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $1,874,807 compared to the year ended December 31, 2022, when the Company had revenues of $1,128,704. Our gross margin was 18.5% in fiscal year 2023, compared to 22.32% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $1,966,422, including $109,708 in cash. As of December 31, 2022, the Company had $900,777 in total assets, including $136,561 in cash.

- *Net Loss*. The Company has had net losses of $91,510 and net losses of $164,651 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $3,361,758 for the fiscal year ended December 31, 2023 and $722,282 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in debt, $496 in equity, and $150,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Volektra Inc. cash in hand is $104,002, as of December 2023. Over the last three months, revenues have averaged $120,000/month, cost of goods sold has averaged $96,000/month, and operational expenses have averaged $30,000/month, for an average burn rate of $6,000 per month. Our intent is to be profitable in 12 months.

1. Established partnership with a large bike manufacturer to manufacture our Ebike and to use our Tech in there products
2. Recieved Termsheets for $500K investment at the same valuation as that of community round
3. Increase team size of FTE to 15

We expect to generate around 1.5-2 Million USD in next 6 months. For this we need additional funding too which is in process.

We are not profitable although our net loss is pretty less, Since we are investing in future technology and IP creation we expect to be profitable in 2026 with our current pace of investment and growth. Based on current projections we will need around 7 Million USD to get to the revenue and profitability projected for 2026.

We have our revenue and royalty from Indian Business, We expect to increase revenues from our e-bike business soon as well. We have commitments and term sheets for more than $500K at the moment.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements



I, Manish Seth, certify that:

(1) the financial statements of Volektra Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Volektra Inc. included in this Form reflects accurately the information reported on the tax return for Volektra Inc. filed for the most recently completed fiscal year.

Manish Seth

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company

event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as

the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

Www.Volektra.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Appendix D: Director & Officer Work History

Manish Seth

Siva Annadi

Vikas Choudhary

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Volektra Inc.

By

Manish Seth

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Manish Seth

Founder and CEO
3/15/2024

Siva Annadi

President
3/15/2024

Vikas Choudhary

Vice President
3/15/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.